FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, October 28, 2010

THIRD QUARTER FINANCIAL RESULTS

(Note: All dollar amounts in this news release are expressed in U.S. dollars, except as otherwise noted.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces net earnings of $219.0 million in the third quarter of 2010 ($10.24 per diluted share) compared to net earnings of $562.4 million in the third quarter of 2009 ($30.88 per diluted share).  The year-over-year decrease in net earnings arose primarily from lower net investment gains in the third quarter of 2010 ($68.1 million, compared to $797.8 million in the third quarter of 2009).  In the first nine months of 2010, net earnings were $833.6 million ($39.73 per diluted share) compared to $777.4 million in the first nine months of 2009 ($43.42 per diluted share).  Book value per share increased to $401.32 at September 30, 2010 from $369.80 at December 31, 2009, an increase of 11.2% (adjusted for the $10 per share common dividend paid in the first quarter of 2010).

“We acquired 41.3% of Gulf Insurance Co., which has an insurance presence in seven countries across the Middle East and North Africa, for $217.1 million, and still ended the third quarter with $1.3 billion of cash and marketable securities at the holding company level,” said Prem Watsa, Chairman and Chief Executive Officer of Fairfax.  “Our financial position continues to be very strong as we manage through the prevailing soft insurance markets.”

Highlights in the third quarter included the following:

•
The combined ratio of the company’s insurance and reinsurance operations was 102.6% on a consolidated basis, producing an underwriting loss of $30.7 million, compared to a combined ratio and underwriting profit of 99.8% and $1.6 million, respectively, in the third quarter of 2009.

•
Interest and dividend income of $203.3 million increased 10.1% from $184.7 million in the third quarter of 2009.  The year-over-year increase was primarily attributable to the larger average investment portfolio.  Interest income as reported is unadjusted for the positive tax effect of the company’s significant holdings of tax-advantaged debt securities (holdings of $4,790.8 million at September 30, 2010 compared to $4,704.8 million at September 30, 2009).

•	A gain of $83.5 million on the excess of the fair value of net assets acquired over the purchase price of General Fidelity Insurance Company.

•
Operating income of the company’s insurance and reinsurance operations (excluding net gains on investments) declined to $125.7 million from $133.0 million in the third quarter of 2009, principally as a result of the above-described underwriting loss.

•	Net premiums written increased to $1,203.6 million compared to $1,064.3 million in the third quarter of 2009, reflecting the acquisition of Zenith National.

FAIRFAX FINANCIAL HOLDINGS LIMITED
 95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946

•
The company held $1,347.1 million of cash, short term investments and marketable securities at the holding company level ($1,266.5 million net of short sale and derivative obligations) at September 30, 2010, compared to $1,251.6 million ($1,242.7 million net of short sale and derivative obligations) at December 31, 2009.

•	The company’s total debt to total capital ratio was 23.8% at September 30, 2010 compared to 23.0% at December 31, 2009.

•
At September 30, 2010, common shareholders’ equity was $8,223.9 million, or $401.32 per basic share, compared to $7,391.8 million, or $369.80 per basic share, at December 31, 2009, an increase of 11.2% adjusted for the $10 per share common dividend paid in the first quarter of 2010.

•
On July 28, 2010, the company issued 10 million Series G preferred shares in Canada yielding 5% per annum for the initial five years for aggregate net proceeds after commissions and expenses of approximately Cdn$242 million.

•
On October 5, 2010, the company issued 12 million Series I preferred shares in Canada yielding 5% per annum for the initial five years for aggregate net proceeds after commissions and expenses of approximately Cdn$291 million.

•	Subsequent to quarter-end, OdysseyRe redeemed its publicly held preferred shares for an aggregate cost of $70.6 million.

There were 20.5 and 18.1 million weighted average shares outstanding during the third quarters of 2010 and 2009, respectively.  At September 30, 2010 there were 20,492,299 common shares effectively outstanding.

On September 22, 2010, the company renewed its normal course issuer bid which allows it to purchase up to 1,600,000 subordinate voting shares on the Toronto Stock Exchange.

Summarized (without notes) consolidated balance sheets and statements of earnings and comprehensive income, along with segmented premium and combined ratio information, follow and form part of this news release.  Fairfax’s detailed third quarter report can be accessed at its website www.fairfax.ca.

As previously announced, Fairfax will hold a conference call to discuss its third quarter results at 8:30 a.m. Eastern time on Friday, October 29, 2010.  The call, consisting of a presentation by the company followed by a question period, may be accessed at (800) 857-9641 (Canada or U.S.) or 1 (517) 308-9408 (International) with the passcode “Fairfax”.  A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, November 12, 2010.  The replay may be accessed at (888) 567-0479 (Canada and U.S.) or 1 (203) 369-3448 (International).

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:                     John Varnell, Chief Financial Officer, at (416) 367-4941

             Media Contact
                    Paul Rivett, Chief Legal Officer, at (416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, but are not limited to: a reduction in net income if the reserves of our subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks our subsidiaries insure that are higher or lower than expected; the lowering or loss of one of our subsidiaries’ financial or claims paying ability ratings; an inability to realize our investment objectives; exposure to credit risk in the event our subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for our subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect our subsidiaries; an inability to obtain required levels of capital; an inability to access cash of our subsidiaries; risks associated with requests for information from the Securities and Exchange Commission or other regulatory bodies; risks associated with government investigations of, and class action litigation related to, insurance industry practice or any other conduct; the passage of new legislation; and the failure to realize future income tax assets. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR.  Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

CONSOLIDATED BALANCE SHEETS
as at September 30, 2010 and December 31, 2009
(unaudited – US$ millions)

	2010	2009
Assets
Holding company cash, short term investments and marketable securities (including assets pledged for short sale and derivative obligations – $118.5; 2009 – $78.9)	1,347.1	1,251.6
Accounts receivable and other	2,632.7	1,855.4
Recoverable from reinsurers (including recoverables on paid losses – $271.7; 2009 – $255.1)	4,051.2	3,809.1
	8,031.0	6,916.1
Portfolio investments
Subsidiary cash and short term investments (cost $3,709.3; 2009 – $3,230.6)	3,722.8	3,244.8
Bonds (cost $12,175.1; 2009 – $10,742.0)	12,492.6	10,918.3
Preferred stocks (cost $534.8; 2009 – $292.4)	537.4	292.8
Common stocks (cost $2,837.7; 2009 – $4,040.4)	3,504.6	4,853.1
Investments, at equity (fair value $1,080.5; 2009 – $646.2)	888.3	475.4
Derivatives and other invested assets (cost $364.9; 2009 – $122.5)	586.7	142.7
Assets pledged for short sale and derivative obligations (cost $740.5; 2009 – $149.2)	752.6	151.5
	22,485.0	20,078.6
Deferred premium acquisition costs	372.0	332.3
Future income taxes	286.0	318.7
Premises and equipment	202.7	168.6
Goodwill and intangible assets	934.2	438.8
Other assets	176.8	149.7
	32,487.7	28,402.8
Liabilities
Subsidiary indebtedness	80.7	12.1
Accounts payable and accrued liabilities	1,617.1	1,202.2
Income taxes payable	123.3	70.9
Short sale and derivative obligations (including at the holding company – $80.6; 2009 – $8.9)	212.5	57.2
Funds withheld payable to reinsurers	356.2	354.9
	2,389.8	1,697.3
Provision for claims	16,186.9	14,747.1
Unearned premiums	2,294.0	1,920.1
Long term debt – holding company borrowings	1,475.8	1,236.9
Long term debt – subsidiary company borrowings	917.4	891.3
Other long term obligations – holding company	309.3	173.5
	21,183.4	18,968.9
Equity
Common shareholders’ equity	8,223.9	7,391.8
Preferred stock	646.2	227.2
Shareholders’ equity attributable to shareholders of Fairfax	8,870.1	7,619.0
Non-controlling interests	44.4	117.6
Total equity	8,914.5	7,736.6
	32,487.7	28,402.8

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and nine months ended September 30, 2010 and 2009
(unaudited – US$ millions except per share amounts)

	Third quarter		First nine months
	2010	2009	2010	2009
Revenue
Gross premiums written	1,469.5	1,281.6	4,142.7	3,928.3
Net premiums written	1,203.6	1,064.3	3,414.3	3,295.6
Net premiums earned	1,198.4	1,095.9	3,369.7	3,306.9
Interest and dividends	203.3	184.7	581.7	540.3
Net gains on investments	68.1	797.8	872.4	974.8
Excess of fair value of net assets acquired over purchase price	83.5	—	83.5	—
Other revenue	127.7	135.0	389.8	406.3
	1,681.0	2,213.4	5,297.1	5,228.3
Expenses
Losses on claims	874.4	797.0	2,517.2	2,347.7
Operating expenses	237.1	223.9	689.9	620.8
Commissions, net	184.3	168.4	529.0	518.4
Interest expense	50.9	40.7	142.5	117.0
Other expenses	125.0	134.1	387.3	402.0
	1,471.7	1,364.1	4,265.9	4,005.9
Earnings from operations before income taxes	209.3	849.3	1,031.2	1,222.4
Income taxes	(10.5)	223.7	196.7	314.9
Net earnings	219.8	625.6	834.5	907.5

Attributable to:
Shareholders of Fairfax	219.0	562.4	833.6	777.4
Non-controlling interests	0.8	63.2	0.9	130.1
	219.8	625.6	834.5	907.5

Net earnings per share	$10.29	$31.04	$39.91	$43.66
Net earnings per diluted share	$10.24	$30.88	$39.73	$43.42
Cash dividends paid per share	$—	$—	$10.00	$8.00
Shares outstanding (000) (weighted average)	20,520	18,050	20,423	17,669

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and nine months ended September 30, 2010 and 2009
(unaudited – US$ millions)

	Third quarter		First nine months
	2010	2009	2010	2009
Net earnings	219.8	625.6	834.5	907.5
Other comprehensive income (loss), net of income taxes
Change in net unrealized gains (losses) on available for sale securities(1)	406.7	582.3	434.4	948.1
Reclassification of net realized (gains) losses to net earnings(2)	(229.9)	(124.8)	(432.7)	33.6
Change in unrealized foreign currency translation gains (losses)(3)	23.4	104.5	56.9	182.3
Change in gains and losses on hedge of net investment in foreign subsidiary(4)	(22.8)	(8.5)	(6.9)	(13.6)
Other comprehensive income, net of income taxes	177.4	553.5	51.7	1,150.4
Comprehensive income	397.2	1,179.1	886.2	2,057.9

Attributable to:
Shareholders of Fairfax	396.4	1,057.4	885.3	1,819.7
Non-controlling interests	0.8	121.7	0.9	238.2
	397.2	1,179.1	886.2	2,057.9
____________

(1)	Net of income tax expense of $187.3 (2009 – $281.9) and $195.9 (2009 – $437.6) for the third quarter and first nine months of 2010, respectively.

(2)	Net of income tax recovery of $109.5 (2009 – $57.9) and $182.0 (2009 – $7.7) for the third quarter and first nine months of 2010, respectively.

(3)	Net of income tax recovery of $27.3 (2009 – $10.5) and income tax expense of $5.3 (2009 – income tax recovery of $27.9) for the third quarter and first nine months of 2010, respectively.

(4)	Net of income tax expense of nil (2009 – $0.4) and nil (2009 – income tax recovery of $1.6) for the third quarter and first nine months of 2010, respectively.

SEGMENTED INFORMATION
(unaudited – US$ millions)

Net premiums written and net premiums earned by the company’s insurance and reinsurance operations in the third quarter and first nine months of 2010 and 2009 were:

Net Premiums Written
	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Insurance - Canada (Northbridge)	227.0	218.9	736.4	682.9
- U.S. (Crum & Forster and Zenith National)	278.8	165.3	697.9	543.8
- Asia (Fairfax Asia)	36.4	32.5	124.4	99.4
Reinsurance - OdysseyRe	524.3	524.0	1,419.1	1,462.8
Reinsurance and Insurance - Other	136.8	124.2	434.8	507.0
Insurance and Reinsurance Operating Companies	1,203.3	1,064.9	3,412.6	3,295.9

Net Premiums Earned
	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Insurance - Canada (Northbridge)	251.0	248.4	743.0	712.8
- U.S. (Crum & Forster and Zenith National)	288.9	182.0	696.6	589.7
- Asia (Fairfax Asia)	39.1	31.0	112.3	83.1
Reinsurance - OdysseyRe	478.7	493.9	1,406.3	1,444.4
Reinsurance and Insurance - Other	138.3	141.1	407.7	476.9
Insurance and Reinsurance Operating Companies	1,196.0	1,096.4	3,365.9	3,306.9

Combined ratios of the company’s insurance and reinsurance operations in the third quarter and first nine months of 2010 and 2009 were:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Insurance - Canada (Northbridge)	105.4%	103.5%	106.0%	103.5%
- U.S. (Crum & Forster and Zenith National)	114.2%	107.9%	110.8%	103.2%
- Asia (Fairfax Asia)	76.2%	63.0%	88.7%	81.5%
Reinsurance - OdysseyRe	92.2%	96.9%	100.6%	96.7%
Reinsurance and Insurance - Other	116.5%	101.3%	112.6%	97.0%
Insurance and Reinsurance Operating Companies	102.6%	99.8%	104.9%	99.0%